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SECUI 17005798 SSION

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2017
15 REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8-68299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **EAGLE LEDGE CAPITAL, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5825 E. BURNS AVENUE
(No. and Street)

FRESNO	**CA**	**93727**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHESTER L. REID **(559) 930-0878**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **CHESTER L. REID**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **EAGLE LEDGE CAPITAL, LLC**, as of **DECEMBER 31, 2016** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER
Title

Public Notary

BARBARA TURNER
Commission # 2027557
Notary Public - California
Fresno County
My Comm. Expires Jun 23, 2017

This report** contains (check all applicable boxes);

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EAGLE LEDGE CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2016

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Eagle Ledge Capital, LLC

We have audited the accompanying statement of financial condition of Eagle Ledge Capital, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Eagle Ledge Capital, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Eagle Ledge Capital, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

February 17, 2017

EAGLE LEDGE CAPITAL, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
Supplemental Information	
Schedule I- Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Reconciliation of Net Capital Pursuant to SEC Rule 17a-5(d)(4)	8
Schedule II- Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission	9
Schedule III- Information Relating to Exemptive Provision Requirements Under SEC Rule 15c3-3	10

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Eagle Ledge Capital, LLC

We have audited the accompanying statement of financial condition of Eagle Ledge Capital, LLC as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Eagle Ledge Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eagle Ledge Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Eagle Ledge Capital, LLC's financial statements. The supplemental information is the responsibility of Eagle Ledge Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida

February 17, 2017

EAGLE LEDGE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Assets:		
Cash and Cash Equivalents	$	20,717
Commissions Receivable		2,813
Other Assets		3,944
	$	27,474

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts Payable and Accrued Liabilities	$	776
		776
Members' Equity:		26,698
	$	27,474

The accompanying notes are an integral part of these financial statements.

EAGLE LEDGE CAPITAL, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:		
Commissions	$	40,104
Other Income		18,643
Total Revenues		58,747
Expenses:		
Commission Expense	$	25,265
Professional Fees		11,481
Regulatory Expenses		5,477
Other Operating Expenses		6,640
Total Expenses		48,863
Net Income Before Tax	$	9,884
Taxes:		
State Tax		443
Net Income After Tax	$	9,441

The accompanying notes are an integral part of these financial statements.

EAGLE LEDGE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

BALANCE - JANUARY 1, 2016	$	19,882
Net Income (Loss)		9,441
Member's Distributions		(2,625)
BALANCE - DECEMBER 31, 2016	$	26,698

The accompanying notes are an integral part of these financial statements

EAGLE LEDGE CAPITAL, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:	
Net income (loss)	$ 9,441
Adjustments to reconcile net income (Loss) to net cash flows from operating activities:	
(Increase) decrease in:	
Commissions receivable	(870)
Other assets	(2,474)
Increase (decrease) in:	
Accounts payable and accrued liabilities	(169)
Net cash provided by operating activities	5,928
Financing Activities	
Capital Distributions	(2,625)
Net cash used by financing activities	(2,625)
Net increase in cash and cash equivalents	3,303
Cash and cash equivalents at beginning of period	17,414
Cash and cash equivalents at end of period	$20,717

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Eagle Ledge Capital, LLC. ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was formed on November 2009 and began operations in November 2009.

The Company's revenue is generated through consulting and underwriting services ("program fees") to churches and not-for-profit organizations.

The Company's customers are primarily located throughout the United States.

Revenues from program fees are recognized when all provisions of the contract between the Company and the client have been fulfilled. Expenses relating directly to programs are recognized when revenue is recorded. All other revenues and expenses are recognized as earned or incurred, using the accrual method of accounting.

Receivables are generally collected in full in the month following their accrual. Receivables such as underwriting fees may not be collected until a minimum number of bond sales have been made and other condition precedents satisfied such as the signing of closing documents by an issuer. As such, management has not recorded an allowance for doubtful accounts on these receivables. The advances are generally recouped upon the following commission payment cycle. Any receivables deemed uncollectible are written off against the allowance.

As is typical in the industry, the Company engages in activities with various financial institutions. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2016, the Company had no uninsured cash balances.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its member, has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes. In lieu of corporation income taxes, the members of a Limited Liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Note 1 – Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The members and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2013.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Concentration of Business and Credit Risk

From time to time the Company may have cash deposits with its bank that exceed levels insured by the bank through FDIC. At December 31, 2016, the cash deposits did not exceed the FDIC limits.

The Company earned revenue from two major sources that accounted for 54% and 24% of the Total Revenues earned for the year ending 12/31/16.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2016, the Company had excess net capital of $ 14,941 and an aggregate indebtedness to net capital ratio of 3.89 to 1..

Note 4 – Commitments and Contingencies

The Company does not have any commitments or contingencies.

Note 5 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2017 through February 17, 2017 the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

Note 6 – Related Party Transactions

The Company currently markets the sale of certificates from Eagle Ledge Foundation, Inc. for which it receives a bond retail fee. A member of the company serves as President and Chief Executive Officer of the Foundation. For the year ended December 31, 2016, the total revenue from Eagle Ledge Foundation was $42,728.

EAGLE LEDGE CAPITAL, LLC
Computation of Net Capital Pursuant to SEC Rule 15c3-1
and Reconciliation of Net Capital Pursuant to SEC Rule 17a-5(d)(4)
As of December 31, 2016

Computation of Basic Net Capital Requirements:

Total members' equity qualified for Net Capital	$	26,698
Deductions and/or charges		
Non-allowable assets:		
Commission receivables	$	2,813
Other assets		3,944
Total Non-allowable Assets		6,757
Net Capital	$	19,941
Minimum Net Capital requirement:		
6 2/3% of Total Aggregated Indebtedness ($776)		51
Minimum dollar Net Capital for this Broker Dealer ($5,000)		
Net Capital requirement (greater of above two requirements)	$	5,000
Net Capital in excess of required minimum	$	14,941

There are no material differences between the preceding computation and the company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2016

EAGLE LEDGE CAPITAL, LLC
Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission
As of December 31, 2016

Computation of Aggregate Indebtedness under Rule 17a-5
of the Securities and Exchange Commission as of
December 31, 2016

Total Aggregate Indebtedness included in Statement of Financial Condition	$ 776
Percentage of Aggregate Indebtedness to Net Capital	3.89%

SCHEDULE III
EAGLE LEDGE CAPITAL, LLC
INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2016

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Eagle Ledge Capital, LLC

We have reviewed management's statements, included in the accompanying Eagle Ledge Capital, LLC Exemption Report, in which (1) Eagle Ledge Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Eagle Ledge Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Eagle Ledge Capital, LLC stated that Eagle Ledge Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Eagle Ledge Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Eagle Ledge Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 17, 2017

EAGLE LEDGE

Eagle Ledge Capital, LLC
5825 E. Burns Ave, Fresno CA 93727
Direct & eFax (866) 980-9435
www.eagleledgecapital.com

Eagle Ledge Capital (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3 (k) (2) (i)

and

(2) The Company met the identified exemption provisions in 17 C.F.R 240.15c3-3(k) (2) (i) throughout the most recent fiscal year without exception.

Eagle Ledge Capital
I, Chester L. Reid, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Managing Member

Date: 2-6-17